FLUOROPHARMA MEDICAL, INC.
500 Boylston Street, Suite 1600
Boston, MA 02116
November 21, 2011
VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attn:	Joel Parker, Accounting Branch Chief
Vanessa Robertson, Staff Accountant

Re:	FluoroPharma Medical, Inc.
Item 4.01 Form 8-K
Filed November 7, 2011
File No. 333-147193

Gentlemen:

We are responding to comments contained in the Staff letter, dated November 17, 2011, addressed to Johan M. (Thijs) Spoor, the Company’s Chief Executive Officer, President, and Chief Financial Officer with respect to the Company’s Current Report on Form 8-K filed on November 7, 2011 (the “Form 8-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Item 4.01

1.	Please amend the first paragraph of your filing to state whether the former accountant resigned, declined to stand re-election or was dismissed as required by Item 304(a)(1(i) of Regulation S-K.

Response:

We have revised the 8-K to disclose that the former accountant was dismissed.

2.
Please revise the disclosure in the fourth paragraph to specifically state that you were unable to obtain the letter described in Item 304(a)(3) of Regulation S-K since BehlerMick has ceased operations.

Response:

3.	We have revised the 8-K to state that the Company was unable obtain the letter described in Item 304(a)(3) of Regulation S-K since BehlerMick has ceased operations.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Johan M. (Thijs) Spoor
By:	Johan M. (Thijs) Spoor
Title:	Chief Executive Officer, President and Chief Financial Officer